Exhibit 99.2

Jayud Global Logistics Limited Announces Closing of Initial Public Offering

SHENZHEN, China, April 25, 2023 /PRNewswire/ — Jayud Global Logistics Limited (Nasdaq: JYD) (the “Company” or “Jayud”), one of the leading Shenzhen-based end-to-end supply chain solution providers in China, today announced the closing of its initial public offering (the “Offering”) of 1,250,000 Class A ordinary shares at a public offering price of US$4 per Class A ordinary share. The Class A ordinary shares began trading on April 21, 2023 under the ticker symbol “JYD.”

The Company received the gross proceeds of US$5 million from the Offering. In addition, the Company has granted the underwriters a 30-day option to purchase up to an additional 187,500 Class A ordinary shares at the public offering price, less underwriting discounts.

Proceeds from the Offering will be used for supplementing the Company’s operating cash flow and general corporate use; leasing or purchasing warehouses that have strategic importance to the Company’s business operation; adding new chartered services in key trade lines in the future; registration and operation of the Company’s overseas business entities, branches and offices; and potential mergers and acquisitions in the future.

The Benchmark Company, LLC acted as the sole bookrunning manager for the Offering.

A registration statement on Form F-1, as amended, relating to the Offering was filed with the U.S. Securities and Exchange Commission (“SEC”) (File Number: 333-269871) and was declared effective by the SEC. A final prospectus related to the Offering was filed on April 21, 2023. The Offering was made only by means of a prospectus. Copies of the prospectus relating to the Offering may be obtained from The Benchmark Company, LLC, 150 East 58th Street, 17th floor, New York, NY 10155, by email at prospectus@benchmarkcompany.com, or by calling +1 (212)312-6700. In addition, copies of the prospectus relating to the Offering may be obtained via the SEC’s website at www.sec.gov.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Jayud Global Logistics Limited

Jayud Global Logistics Limited is one of the leading Shenzhen-based end-to-end supply chain solution providers in China, with a focus on cross-border logistics services. Headquartered in Shenzhen, the Company benefits from the unique geographical advantages of providing high degree of support for ocean, air and overland logistics. The Company has established a global operation nexus featuring logistic facilities throughout major transportation hubs in China and globally, with footprints in 12 provinces in Mainland China and 16 countries across 6 continents. Jayud offers a comprehensive range of cross-border supply chain solution services, including freight forwarding services supply chain management, and other value-added services. With its strong service capabilities and research and development capabilities in proprietary IT systems, the Company provides customized and efficient logistics solutions and develops long-standing customer relationships. For more information, please visit the Company’s website: https://ir.jayud.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Jayud Global Logistics Limited

Investor Relations Department

Email: ir@jayud.com

Ascent Investors Relations LLC

Tina Xiao

Phone: +1 917 609-0333

Email: tina.xiao@ascent-ir.com